Exhibit 23.6

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated January 23, 2012, with respect to the combined financial statements of the Carved-Out Clinical Trial Supplies Operations of Aptuit, LLC and Subsidiaries as of September 30, 2011 and 2010, and for each of the three years in the period ended September 30, 2011, included in the Registration Statement on Form S-4 and related Prospectus of Catalent Pharma Solutions, Inc. for the registration of $350,000,000 aggregate principal amount 7.875% Senior Notes due 2018.

/s/ Ernst & Young LLP

Hartford, Connecticut

June 10, 2013